

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 12, 2017

Dave Boennighausen
Chief Financial Officer and Interim Chief Executive Officer
Noodles & Company
520 Zang Street, Suite D
Broomfield, CO 80021

      Re: **Noodles & Company**
               Registration Statement on Form S-3
               Filed May 5, 2017
               File No. 333-217760

Dear Mr. Boennighausen:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Sonia Bednarowski at (202) 551-3666 with any questions.

                          Sincerely,

                          /s/ Justin Dobbie

                          Justin Dobbie
                          Legal Branch Chief
                          Office of Transportation and Leisure

cc: Andrew Fabens
       Gibson, Dunn & Crutcher LLP